                                                                                                Exhibit 12.1

CHARTER COMMUNICATIONS HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Nine Months Ended September 30,
	2007	2006

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(945)	$(810)
Fixed Charges	1,362	1,361

Total Earnings	$417	$551

Fixed Charges
Interest Expense	$1,338	$1,331
Amortization of Debt Costs	19	25
Interest Element of Rentals	5	5

Total Fixed Charges	$1,362	$1,361

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the nine months ended Septemeber 30, 2007 and 2006 were insufficient to cover fixed charges by $945 million and $810 million, respectively. As a result of such deficiencies, the ratios are not presented above.